NO SURRENDER CHARGE RIDER

This rider is part of Your contract. All definitions, provisions, and exceptions of the contract apply to this rider unless specifically changed by this rider. The rider effective date is the same as the Contract Date. In the event of a conflict between any provision in this rider and the contract, the provisions of this rider will control.

This rider cannot be terminated unless the contract terminates.

RIDER BENEFIT

The Surrender Charges that are described in the contract will not be applied to any amount(s) that are fully or partially surrendered while this rider is in force.

All references to "Surrender Charge(s)" are deleted from the contract.

RIDER CHARGE

The initial rider charge is shown on the Data Page. We may increase the rider charge, but We guarantee that the increased charge will not exceed the maximum rider charge shown on the Data Page. The charge is deducted from the accumulated value at an annualized percentage rate of the daily net asset value of the Separate Account.

/s/ Larry Zimpleman
Chairman, President and CEO

Principal Life Insurance Company
{ Des Moines, Iowa 50392-0001 }

ICC14 SF 955    {1234567}